[Desarrolladora Homex, S.A.B. de C. V. letterhead]

April 16, 2009

Mr. John Cash

Accounting Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Desarrolladora Homex, S.A.B. de C.V. (“Homex”)
Form 20-F for the Fiscal Year Ended December 31, 2007
Form 6-K dated October 2008
File No. 001-32229

Dear Mr. Cash:

Set forth below is Homex’s response to your letter dated March 4, 2009 relating to Homex’s Form 20-F for the year ended December 31, 2007 (the “Form 20-F”) and Form 6-K dated October 2008. To assist in the Staff’s review of the responses, each response is preceded with the text (in bold type) of the comment as stated in your letter. Homex believes that it has replied to your comments in full. As requested, this letter is being filed on EDGAR as correspondence and a copy is being faxed to your attention.

Capitalized terms used in the responses set forth below and not otherwise defined herein have the meanings set forth in the Form 20-F.

Form 20-F for Fiscal Year Ended December 31, 2007

Financial Statements, page F-1

Note 2 — Basis of Preparations, page F-8

B. Consolidation of Financial Statements, page F-8

1.                                      We note your response to our prior comment six. In regard to the 50%-owned entity you consolidate, please revise future filings to clarify how you determined that you control this entity under US GAAP. If you determine that this entity should be accounted under the equity method for US GAAP, please revise future filings to clarify that fact and to provide condensed information of this equity investee pursuant to Rule 4-08(g) of Regulation S-X as well as any additional information necessary to allow an investor to reconstruct financial statements prepared in accordance to US GAAP.

In response to the Staff’s comments, Homex advises that in future filings it will increase its consolidation policy disclosures in order to further explain how it determined that it controls this entity for US GAAP purposes.

Note 31 — Supplemental Guarantor Information, page F-53

2.                                      We note that your response to our prior comment twelve. Based on the AICPA International Practices Task Force Minutes dated November 22, 2005, it appears to us that your disclosures under Rule 3-10 of Regulation S-X should also present statements of cash flows for the years ended December 31, 2007 and 2006. Please confirm that you will comply in future filings or explain why you continue to believe presenting statements of changes in financial position is appropriate. In addition, please ensure that future filings comply with Rule 3-10(i)(12) of Regulation S-X. In this regard, it appears to us it may not be appropriate to classify inter-company loans as operating cash flows under US GAAP.

Statement of Cash Flows

As previously advised, our 2008 Mexican Financial Reporting Standards (“MFRS”) consolidated financial statements will include an MFRS statement of cash flows for the year ended December 31, 2008, and MFRS statements of changes in financial position for the years ended December 31, 2007 and 2006. This change is attributable to new MFRS that will be adopted prospectively in 2008.

In Homex’s Form 20-F for the year ended December 31, 2008 and subsequent years filings, Homex will update its Rule 3-10 supplemental disclosures to also include US GAAP statements of cash flows for all years presented.

Intercompany Loans

In future filings Homex will undertake to segregate the different types of transactions made with affiliated parties. Homex intends to present them as operating activities and or financing activities depending on the type and nature of the transactions entered into with these entities. This segregation will be made for all periods presented.

*              *              *

As requested, Homex acknowledges the following:

•                                          Homex is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          Homex may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

*              *              *

Homex would appreciate receiving any further questions or comments that the Staff may have regarding this letter at the Staff’s earliest convenience. You should contact the undersigned at (52) 66-7758-7816 or Michael L. Fitzgerald at (212) 530-5224 of Milbank, Tweed, Hadley & McCloy LLP.

Sincerely yours,

/s/ Javier Romero Castañeda

Javier Romero Castañeda
General Counsel
Desarrolladora Homex, S.A.B. de C.V.